

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Benjamin Miller
Chief Executive Officer
Rise Companies Corp
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

> **Re: Rise Companies Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed August 25, 2023**
> **File No. 024-12141**

Dear Benjamin Miller:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment to Form 1-A filed August 25, 2023

Offering Circular Summary
Recent Developments
Impact of Current Macroeconomic Conditions on our Business, page 7

1. We note your revisions in response to comment 2. Please provide your analysis as to how the materials linked to in this section, which we note include quarterly investor letters discussing potential acquisitions by your wholly-owned subsidiaries, are useful for investors in understanding the impact of macroeconomic conditions on your business.

Risks Related to Compliance and Regulation

We and our Investment Products are subject to extensive regulation, and failure to comply...,
page 26

2. We note the Order Instituting Administrative and Cease-and-Desist Proceedings pursuant
    to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 issued by the U.S.
    Securities and Exchange Commission on August 22, 2023. Revise to disclose the order
    and provide information concerning the nature of the issues involved in the order.

Use of Proceeds, page 34

3. We note your response to comment 4 and reissue the comment in part. Please provide a
    more complete description of the prior offerings you have undertaken over the past year,
    providing specifics regarding the use of proceeds in your operations.

We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please
contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger